Exhibit (a)(1)(i)
OFFER TO PURCHASE
SAVVIS, INC.
Offer to Purchase for Cash any and all of its Outstanding
3.0% Convertible Senior Notes due May 15, 2012
(CUSIP No. 805423AA8)

The Tender Offer (as defined below) will expire at midnight, New York City time, on July 29, 2010, unless extended or earlier terminated by SAVVIS, Inc. in its sole discretion (such time and date, as the same may be extended or earlier terminated, the “Expiration Date”). Tendered Notes may be withdrawn at any time prior to the Expiration Date.
     SAVVIS, Inc., a Delaware corporation (“Savvis,” the “Company,” “we” or “us”), hereby offers upon the terms and subject to the conditions set forth in this Offer to Purchase (as the same may be amended or supplemented, the “Offer to Purchase”) and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”), which together constitute the “Tender Offer,” to purchase for cash any and all of its outstanding 3.0% Convertible Senior Notes due May 15, 2012 (the “Notes”).
     The consideration for each $1,000 principal amount of Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is $990 (the “Tender Offer Consideration”).
     The Company reserves the right to terminate, withdraw or amend the Tender Offer at any time and from time to time subject to applicable law, as described herein. The obligation of the Company to purchase Notes under the Tender Offer is subject to certain conditions, including the condition that funds shall be available to the Company under new senior secured credit facilities to provide such financing as it may require to purchase the Notes pursuant to the Tender Offer. See “Source and Amount of Funds.” The Company reserves the right to waive any of the conditions to the Tender Offer.
     Any questions or requests for assistance concerning the terms of the Tender Offer may be directed to any of Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc. (the “Dealer Managers”) at the addresses and the telephone numbers set forth on the back cover of this Offer to Purchase. Any questions or requests for assistance concerning the Tender Offer or for additional copies of this Offer to Purchase, the Letter of Transmittal or the other offer documents may be directed to Global Bondholder Services Corporation (the “Information Agent”) at the address and telephone number set forth on the back cover of this Offer to Purchase. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.
     See “Certain Significant Consequences” for a discussion of certain factors that should be considered in evaluating the Tender Offer.
     NONE OF SAVVIS, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY (AS DEFINED HEREIN) MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER THEIR NOTES PURSUANT TO THE TENDER OFFER. EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER TO TENDER ITS NOTES, AND, IF SO, THE PRINCIPAL AMOUNT OF THE NOTES TO BE TENDERED.
The Dealer Managers for the Tender Offer:

BofA Merrill Lynch	Morgan Stanley	Credit Suisse	SunTrust Robinson Humphrey
The date of this Offer to Purchase is July 1, 2010

IMPORTANT INFORMATION
Holders of the Notes (“Holders”) should take note of the following dates in connection with the Tender Offer:

Date	Calendar Date	Event
Commencement Date	July 1, 2010.	Commencement of the Tender Offer subject to the terms and conditions set forth in the Tender Offer to Purchase and Letter of Transmittal.

Expiration Date	Midnight, New York City time, on July 29, 2010, unless extended or earlier terminated by the Company in its sole discretion.	The last day and time for Holders to tender Notes pursuant to the Tender Offer in order to be eligible to receive the Tender Offer Consideration.

Payment Date	A date promptly following the Expiration Date on which the Company accepts Notes for payment pursuant to the Tender Offer.	Payment of the Tender Offer Consideration for all Notes validly tendered, and not validly withdrawn, on or prior to the Expiration Date.
Upon the terms and subject to the conditions of the Tender Offer (including, if the Tender Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company is offering to purchase for cash any and all of the Notes at a price equal to the Tender Offer Consideration for each $1,000 principal amount of Notes validly tendered and not withdrawn pursuant to the Tender Offer.
The Tender Offer Consideration for each $1,000 principal amount of Notes validly tendered and not withdrawn pursuant to the Tender Offer is $990.
If the Notes are accepted for payment pursuant to the Tender Offer, Holders who validly tender their Notes pursuant to the Tender Offer on or before the Expiration Date will receive the Tender Offer Consideration.
If the Tender Offer is terminated or withdrawn, the Tender Offer Consideration will not be paid or become payable. In the event of a termination or withdrawal of the Tender Offer without any Notes being purchased thereunder, the Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders.
In addition to receiving the Tender Offer Consideration, tendering Holders whose Notes are purchased pursuant to the Tender Offer will receive any accrued and unpaid interest to, but not including, the Payment Date.
Payment for Notes validly tendered and accepted for payment will be made by our deposit of immediately available funds with Global Bondholder Services Corporation, the depositary for the Tender Offer (the “Depositary”), or, at the direction of the Depository, DTC, which will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to Holders.
All Notes accepted for payment in the Tender Offer will cease to accrue interest on the Payment Date, unless the Company defaults in the payment of amounts payable pursuant to the Tender Offer. All Notes not tendered or accepted for payment shall continue to accrue interest.
The Company expressly reserves the right, in its sole discretion, subject to the requirements of applicable law, (i) to terminate or withdraw the Tender Offer, (ii) to extend the Expiration Date, and (iii) to amend the terms of the Tender Offer, subject to any obligation under applicable law to extend the period of time the Tender Offer remains open. The foregoing rights are in addition to the Company’s right to delay acceptance for payment of Notes tendered under the Tender Offer.
From time to time after the Expiration Date, or after termination or withdrawal of the Tender Offer, the Company or its affiliates may acquire any Notes that are not tendered pursuant to the Tender Offer through open-market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as the Company may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof the Company or its affiliates will choose to pursue in the future.
See “Certain Significant Consequences” and “Certain U.S. Federal Income Tax Considerations” for a discussion of certain factors that should be considered in evaluating the Tender Offer.
This Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or “blue sky” laws. Subject to applicable law, delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein or incorporated herein by reference is correct as of any time subsequent to the date hereof or, in the case of information incorporated herein by reference, subsequent to the date thereof, or that there has been no change in the information set forth herein or incorporated herein by reference, or in the affairs of the Company or any of its respective subsidiaries or affiliates since the date hereof.

THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE OTHER OFFER DOCUMENTS CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Any Holder desiring to tender Notes should either (a) complete and sign the Letter of Transmittal or a facsimile copy in accordance with the instructions therein, mail or deliver it and any other required documents to the Depositary, and deliver the certificates for the tendered Notes to the Depositary (or transfer such Notes pursuant to the book-entry transfer procedures described herein), (b) request the Holder’s custodian to effect the transaction or (c) tender through DTC pursuant to its Automated Tender Offer Program (“ATOP”). A Holder with Notes held through a custodian must contact that custodian if such Holder desires to tender those Notes and promptly instruct such custodian to tender such Notes on its behalf. See “The Tender Offer—Procedures for Tendering Notes.” Please note that if Notes are held by a custodian, the custodian may have an earlier deadline for tendering Notes pursuant to the Tender Offer than the Expiration Date.
Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any of the other offer documents may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. A Holder may also contact any Dealer Manager at its telephone number set forth on the back cover of this Offer to Purchase or such Holder’s custodian for assistance concerning the Tender Offer.
None of SAVVIS, Inc., its management or board of directors, the Dealer Managers, the Depositary, the Information Agent or their respective affiliates makes any recommendation to any Holder as to whether to tender any Notes in connection with the Tender Offer. None of SAVVIS, Inc., the Dealer Managers, the Depositary or the Information Agent has authorized any person to give any information or to make any representation in connection with the Tender Offer other than the information and representations contained in this Offer to Purchase, the Letter of Transmittal and the other offer documents. If anyone makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, information or representation as having been authorized by SAVVIS, Inc., the Dealer Managers, the Depositary or the Information Agent.

SAVVIS, INC.
The Company provides information technology, or IT, services including cloud services, managed hosting, managed security, colocation, professional services, and network services, through its global infrastructure to businesses and government agencies around the world. The Company’s services are designed to offer a flexible and comprehensive IT solution that meets the specific IT infrastructure and business needs of its customers. The Company’s suite of products can be purchased individually, in various combinations, or as part of a total or partial outsourcing arrangement.
The Company was incorporated in Delaware in 1998 and began providing high speed Internet service to enterprise clients and Internet service providers. In 2004, the Company acquired substantially all of the assets of Cable and Wireless USA, Inc. and Cable & Wireless Internet Services, Inc. together with the assets of certain of their affiliates, or CWA. With the acquisition of CWA, the Company acquired hosting assets in 15 data centers, an Internet Protocol network, a global Content Delivery Network, or CDN, and consulting expertise. In January 2007, the Company completed the sale of the assets related to its non-strategic CDN services, and in June 2007, the Company sold the assets and assigned the lease for two data centers in Santa Clara, California to Microsoft Corporation. The Company used the proceeds from these sales to develop or expand data centers in the United States, the United Kingdom, and Singapore. These transactions have enabled the Company to expand the scope of services it offers and the scale of its operations.
The Company’s principal executive offices are located at 1 SAVVIS Parkway, Town & Country, Missouri 63017 and its telephone number is (314) 628-7000.
AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE
The Company files reports, proxy and information statements and other information with the Securities and Exchange Commission (the “Commission”). The following documents and any exhibits and schedules thereto filed by the Company are hereby incorporated by reference and shall be considered to be a part of this Offer to Purchase:
•	The Annual Report on Form 10-K of the Company for the year ended December 31, 2009, filed with the Commission on March 5, 2010;

•	The Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2010, filed with the Commission on May 6, 2010;

•	The Proxy Statement on Schedule 14A of the Company, filed with the Commission on March 26, 2010; and

•	The Current Reports on Form 8-K of the Company filed with the Commission on March 11, 2010, May 11, 2010, June 1, 2010 and June 17, 2010.
All documents and reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Offer to Purchase and prior to the expiration or termination of the Tender Offer shall be deemed to be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document or report incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.
Holders of Notes may request a copy of these filings, at no cost, by writing or telephoning the Company at: SAVVIS, Inc., Investor Relations, 1 SAVVIS Parkway, Town & Country, MO 63017, telephone number (314) 628-7000.
The filings described above may be inspected and copied at the public reference facilities of the Commission located on the date of this Offer to Purchase at 100 F Street, N.E., Washington, D.C. Copies of such material may be obtained by mail, upon payment of the Commission’s prescribed rates, by writing to the Public Reference Section of the Commission located on the date of this Offer to Purchase at 100 F Street, N.E., Washington, D.C. 20549, and also may be obtained without charge from the Commission’s website at http://www.sec.gov.
A copy of the Indenture under which the Notes were issued was filed as an exhibit to the Company’s Current Report on Form 8-K (No. 0-29375) filed with the Commission on May 10, 2007, and is also available from the Commission’s website.
FORWARD-LOOKING STATEMENTS
Some of the information contained in this Offer to Purchase, including the documents incorporated by reference herein, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from Savvis’ expectations. Certain factors that could adversely affect actual results are set forth as risk factors described in Savvis’ reports and filings with the Commission, including its annual report on Form 10-K for the year ended December 31, 2009, and subsequent filings. Those risk factors include, but are not limited to, uncertainties in economic conditions, including conditions that could pressure enterprise IT spending; introduction of, demand for and market acceptance of Savvis’ products and services; whether or not Savvis is able to sign additional outsourcing deals; variability in pricing for those products and services; merger and acquisition activity by Savvis customers or other customer activity that affects the level of business done with Savvis; rapid evolution of technology; changes in the operating environment; and changes or proposed changes in, or introduction of new, regulatory schemes or environments that impact Savvis and/or its customers’ businesses. The forward-looking statements contained in this document speak only as of the date of publication, July 1, 2010. Subsequent events and developments may cause the Company’s forward-looking statements to change, and the Company will not undertake efforts to revise those forward-looking statements to reflect events after this date.

v

SUMMARY
This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Tender Offer. The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase and the Letter of Transmittal. Capitalized terms not otherwise defined in this summary have the meanings assigned to them elsewhere in this Offer to Purchase and the Letter of Transmittal.

The Company	SAVVIS, Inc., a Delaware corporation.

The Notes	The Company’s 3.0% Convertible Senior Notes due May 15, 2012.

The Tender Offer	The Company is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, any and all of the outstanding Notes validly tendered, and not validly withdrawn, on or prior to the Expiration Date. See “The Tender Offer.”

Tender Offer Consideration	The Tender Offer Consideration for each $1,000 principal amount of Notes validly tendered and not withdrawn pursuant to the Tender Offer is $990.

Accrued Interest	Subject to the terms and conditions of the Tender Offer, in addition to the consideration referred to herein, Holders whose Notes are purchased in the Tender Offer will also be paid accrued and unpaid interest from the most recent interest payment date to, but not including, the Payment Date.

Expiration Date	Midnight, New York City time, on July 29, 2010, unless extended or earlier terminated by the Company in its sole discretion. See “The Tender Offer—Expiration Date; Extension; Amendment and Termination.”

Payment Date	The Payment Date will be a date promptly following the date on which the Company accepts for payment pursuant to the Tender Offer, Notes which are validly tendered, and not validly withdrawn on or prior to the Expiration Date.

Purpose of the Tender Offer	The principal purpose of the Tender Offer is to acquire all of the outstanding Notes. See “Purpose of the Tender Offer.”

Conditions of the Tender Offer	Consummation of the Tender Offer is conditioned upon the satisfaction or waiver of the conditions described under “Conditions of the Tender Offer,” including, but not limited to, the condition that the funds required to purchase the Notes pursuant to the Tender Offer shall be available to the Company, on terms satisfactory to it, from new senior secured credit facilities entered into by the Company or its affiliates. The Company reserves the right, in its sole discretion, to waive any or all conditions of the Tender Offer on or prior to the Expiration Date. See “The Tender Offer — Conditions of the Tender Offer.”

Withdrawal Rights	Tenders of Notes may be withdrawn at any time before the Expiration Date by following the procedures described herein. See “The Tender Offer — Withdrawal of Tenders and Absence of Appraisal Rights.”

Procedures for Tendering Notes	Any Holder desiring to tender Notes should either (a) complete and sign the Letter of Transmittal or a facsimile copy in accordance with the instructions therein, mail or deliver it and any other required documents to the Depositary, and deliver the certificates for the tendered Notes to the Depositary (or transfer such Notes pursuant to the book-entry transfer procedures described herein), (b) request the Holder’s custodian to effect the transaction or (c) tender through DTC pursuant to ATOP. A Holder with Notes held through a custodian must contact that custodian if such Holder desires to tender those Notes and promptly instruct such custodian to tender such Notes on its behalf. See “The Tender Offer—Procedures for Tendering Notes.”

U.S. Federal Income Tax Considerations	For a discussion of certain material U.S. federal income tax considerations of the Tender Offer, see “Certain U.S. Federal Income Tax Considerations.”

Certain Significant Consequences	For a discussion of certain consequences in deciding whether to participate in the Tender Offer, see “Certain Significant Consequences.”

No Brokerage Commissions	No brokerage fees or commissions will be payable by Holders to the Company, the Dealer Managers, the Information Agent, the Trustee or the Depositary. However, a beneficial owner may have to pay fees or commissions to any nominee holding its Notes.

The Dealer Managers	Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and SunTrust Robinson Humphrey, Inc.

The Depositary	Global Bondholder Services Corporation

The Information Agent	Global Bondholder Services Corporation

Trustee for the Notes	The Bank of New York Mellon

Additional Documentation; Further Information; Assistance	Any questions or requests for assistance concerning the terms of the Tender Offer may be directed to any Dealer Manager at its address and telephone number set forth on the back cover of this Offer to Purchase. Any questions or requests for assistance concerning the Tender Offer or for additional copies of this Offer to Purchase and the other offer documents may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. A beneficial owner may also contact its custodian for assistance concerning the Tender Offer.

DESCRIPTION OF THE NOTES
General
The Notes were issued pursuant to the Indenture (the “Indenture”), dated as of May 9, 2007, between Savvis and The Bank of New York (now known as The Bank of New York Mellon), as trustee (the “Trustee”). The terms of the Notes are those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Holders are referred to the Indenture and the Trust Indenture Act for a statement thereof.
The Notes were issued in May 2007 in an original aggregate principal amount of $345,000,000. At June 30, 2010, $345,000,000 aggregate principal amount of Notes remained outstanding. Interest accrues on the Notes and is payable on May 15 and November 15 of each year, commencing on November 15, 2007, at a rate of 3.0% per annum.
The Notes are convertible, under certain circumstances described below, into the Company’s common stock, par value $0.01 per share (“Common Stock”), at a conversion rate of 14.2086 shares of Common Stock per $1,000 principal amount of Notes for a total of 4,901,967 shares. This is equivalent to a conversion price of approximately $70.38 per share. The Notes are convertible (a) during any calendar quarter (and only during such calendar quarter), if the closing price of the Company’s Common Stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the then applicable conversion price per share of the Notes, (b) if specified distributions to holders of the Company’s Common Stock are made, or specified corporate events occur, (c) during the five business days after any five consecutive trading day period, which we refer to as the measurement period, in which the trading price per $1,000 principal amount of Notes for each trading day of that measurement period was less than 98% of the product of the closing price of the Company’s Common Stock and the then applicable conversion rate of the Notes and (d) at any time on or after February 15, 2012 until the close of business on the business day immediately preceding the maturity date for the Notes. Based on the foregoing conditions, the Notes are not currently convertible.
The Holders of the Notes have the right to require us to purchase for cash all or a portion of their Notes in the event of any change in control or a termination of trading in the Notes.
The Notes are unsecured and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to the Company’s existing or future secured debts to the extent of the assets securing such debt and to the obligations of our subsidiaries.
The terms and conditions governing the Notes will remain unchanged by the Tender Offer. No amendment to the Indenture is being sought in connection with the Tender Offer.
PURPOSE OF THE TENDER OFFER
The principal purpose of the Tender Offer is to acquire all of the outstanding Notes. We will cancel the Notes that we purchase in the Tender Offer, and those Notes will cease to be outstanding. Any Notes that remain outstanding after the Tender Offer will continue to be our obligations. Holders of those outstanding Notes will continue to have all the rights associated with those Notes. We are not seeking the approval of holders of the Notes for any amendment to the Notes or the Indenture.

CERTAIN SIGNIFICANT CONSEQUENCES
In deciding whether to participate in the Tender Offer, each Holder should consider carefully, in addition to the other information contained or incorporated by reference in this Offer to Purchase, the following consequences.
Limited Trading Market
To the extent that Notes are traded, prices for the Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. In addition, quotations for securities that are not heavily traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders of Notes are urged to contact their brokers to obtain the best available information as to current market prices. To the extent that Notes are purchased in the Tender Offer, the trading market for the Notes would become even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not purchased may be affected adversely to the extent that the principal amount of Notes tendered pursuant to the Tender Offer reduces the float. The reduced float may also tend to make the trading price more volatile. There can be no assurance that any trading market will exist for the Notes following consummation of the Tender Offer. The extent of the public market for the Notes following consummation of the Tender Offer will depend upon, among other things, the remaining outstanding principal amount of Notes, the number of Holders and the interest in maintaining a market in the Notes on the part of securities firms. The Company does not intend to create or sustain a market for any Notes that remain outstanding following consummation of the Tender Offer.
Subsequent Purchase of the Notes
Although the Company currently does not intend to purchase or otherwise provide any similar opportunity for the Holders of Notes to gain liquidity with respect to Notes not tendered in the Tender Offer, the Company reserves the absolute right, in its sole discretion, from time to time to purchase any Notes that remain outstanding after the Expiration Date through open-market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine (or as may be provided for in the Indenture), which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration. However, there can be no assurance that the Holders of Notes will have any further opportunity to gain liquidity with respect to the Notes, except as otherwise expressly required under the Indenture. Moreover, Exchange Act Rule 13e-4(f)(6) generally prohibits us and our affiliates from purchasing any Notes, other than in the Tender Offer, until at least 10 business days after the Expiration Date, except pursuant to certain limited exceptions provided in Exchange Act Rule 14e-5.
The Conversion Price of the Notes is Significantly Greater than our Recent Share Prices.
The Notes are convertible, under certain circumstances, into shares of our Common Stock at a conversion rate of 14.2086 shares of Common Stock per $1,000 principal amount of Notes for a total of 4,901,967 shares. This is equivalent to a conversion price of approximately $70.38 per share. The closing price for our ordinary shares on the NASDAQ Global Select Market on June 30, 2010 was $14.75 per share.
Position of the Company Concerning the Tender Offer
Holders of Notes purchased in the Tender Offer will receive cash in an amount that is less than the principal amount of those Notes and will forgo interest, conversion and other rights associated with these Notes. Neither the Company nor its management or board of directors nor any Dealer Manager, Depositary or the Information Agent makes any recommendation to any Holder or owner of Notes as to whether the Holder should tender or refrain from tendering any or all of such Holder’s Notes, and none of them has authorized any person to make any such recommendation. Holders and owners are urged to evaluate carefully all information in this Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes, and, if so, the principal amount of Notes to tender.

THE TENDER OFFER
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Tender Offer.
Introduction
The Company hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, to purchase for cash any and all of the outstanding Notes that are validly tendered (and not validly withdrawn) to the Depositary on or prior to the Expiration Date for the consideration described below. The Company will accept tenders of Notes in principal amounts of $1,000 or integral multiples thereof.
The Board of Directors of the Company (the “Board”) has not made any recommendation to the Holders as to whether to tender or refrain from tendering all or any portion of the Notes in the Tender Offer. Each Holder must decide whether to tender Notes, and if tendering, the principal amount of Notes to tender. The Holders are urged to review carefully all of the information contained or incorporated by reference in this Offer to Purchase, and to obtain current market quotations for the Notes.
Tender Offer Consideration
The Tender Offer Consideration for each $1,000 principal amount of Notes validly tendered and not withdrawn pursuant to the Tender Offer is $990. In addition to receiving the Tender Offer Consideration, tendering Holders whose Notes are purchased pursuant to the Tender Offer will receive any accrued and unpaid interest to, but not including, the Payment Date.
Notes tendered may be validly withdrawn at any time on or prior to the Expiration Date. In the event of a termination or withdrawal of the Tender Offer without any Notes being purchased thereunder, the Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holders. See “—Withdrawal of Tenders and Absence of Appraisal Rights.”
Source and Amount of Funds
The Company estimates that it would need approximately $342.0 million to purchase all Notes that are outstanding for purposes of the Tender Offer and to pay all fees and expenses in connection with the Tender Offer. We expect to fund the purchase of Notes tendered in the Tender Offer, refinance certain of our existing indebtedness and pay the related fees and expenses from borrowings under the new senior secured credit facilities described below. The Tender Offer is conditioned on the receipt of such financing. See “—Conditions of the Tender Offer.”
Concurrently with the Tender Offer, Savvis is seeking to enter into new senior secured credit facilities. There is no assurance that the new senior secured facilities will be completed.
Payment for Notes validly tendered and accepted for payment will be made by our deposit of immediately available funds with the Depositary, or, at the direction of the Depository, DTC, which will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to Holders.
Expiration Date; Extension; Amendment and Termination
The Tender Offer will expire at midnight, New York City time, on July 29, 2010, unless extended or terminated by the Company in its sole discretion. If the Tender Offer is extended, “Expiration Date” shall mean the time and date on which the Tender Offer, as so extended, shall expire. Subject to the requirements of applicable law, the Company reserves the right to extend the Expiration Date, from time to time or for such period or periods as it may determine in its sole discretion, by giving oral (to be confirmed in writing) or written notice of such extension to the Depositary and by making an announcement by press release to PR Newswire or a similar service at or prior to 9:00 a.m., New York City time, on the next business day following the previously established Expiration Date. During any extension of the Tender Offer, all Notes previously tendered and not accepted for purchase will remain subject to the Tender Offer and may, subject to the terms and conditions of the Tender Offer, be accepted for purchase by the Company.
To the extent the Company is legally permitted to do so, subject to the requirements of applicable law, it reserves the absolute right, in its sole discretion, at any time to (i) waive any condition to the Tender Offer and (ii) amend any of the terms of the Tender Offer. If the Company makes a material change in the terms of the Tender Offer or waives a material condition of the Tender Offer, the Company will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the Depositary and will disseminate additional offer documents and will extend the Tender Offer to the extent required by law. The Company reserves the right to terminate or withdraw the Tender Offer prior to the Expiration Date. Any such termination or withdrawal will be followed promptly by public announcement thereof. In the event that the Company terminates or withdraws the Tender Offer, the Company will give immediate notice thereof to the Depositary, and all Notes theretofore tendered and not accepted for payment shall be returned promptly to the tendering Holders. In the event that the Tender Offer is terminated or withdrawn, no consideration will be paid or become payable in respect of any Notes. See “—Withdrawal of Tenders and Absence of Appraisal Rights” and “—Conditions of the Tender Offer.”
There can be no assurance that the Company will exercise its right to extend the Expiration Date.
Acceptance for Purchase and Payment
Upon the terms and subject to the conditions of the Tender Offer, the Company will accept for purchase Notes validly tendered pursuant to the Tender Offer (or defectively tendered, if such defect has been waived by the Company), and not validly withdrawn, upon the satisfaction or waiver of the conditions to the Tender Offer specified herein under “Conditions of the Tender Offer.” The Company will promptly pay for Notes accepted. The Company reserves the right, in our sole discretion, to delay acceptance for purchase of Notes tendered under the Tender Offer or the payment for Notes accepted for purchase (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the Holders thereof promptly after the expiration, termination or withdrawal of a tender offer), or to terminate the Tender Offer and not accept for purchase any Notes not theretofore accepted for purchase, if any of the conditions set forth under “Conditions of the Tender Offer” shall not have been satisfied or waived by the Company or in order to comply with any applicable law. In all cases, payment for Notes accepted for purchase pursuant to the Tender Offer will be made only after timely delivery of certificates representing tendered Notes, confirmation of book-entry transfer of the Notes or satisfaction of DTC’s ATOP procedures, and receipt of any other documents required in connection therewith.
Subject to the satisfaction or waiver of the conditions to the Tender Offer, the Company expects to accept for payment Notes validly tendered, and not validly withdrawn, on or prior to the Expiration Date.
For purposes of the Tender Offer, the Company will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes, if such defect has been waived by the Company) if, as and when the Company gives oral (confirmed in writing) or written notice thereof to the Depositary. Payment for Notes accepted for purchase in the Tender Offer on or prior to the Expiration Date will be made by the Company by depositing such payment with the Depositary, or, at the direction of the Depository, DTC, which will act as agent for the Holders for the purpose of receiving the Tender Offer Consideration and transmitting such consideration to the Holders.
Tenders of Notes pursuant to the Tender Offer will be accepted only in principal amounts equal to $1,000 or any integral multiple thereof. Holders whose Notes are being purchased only in part shall be issued new Notes in book-entry form only and equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or integral multiples thereof. If, for any reason, acceptance for purchase of, or payment for, validly tendered Notes pursuant to the Tender Offer is delayed or the Company is unable to accept for purchase, or to pay for, validly tendered Notes pursuant to the Tender Offer, then the Depositary may, nevertheless, on the Company’s behalf, retain tendered Notes, without prejudice to the Company’s rights described under “Expiration Date; Extension; Amendment and Termination,” “Conditions of the Tender Offer” and “Withdrawal of Tenders and Absence of Appraisal Rights” (subject to Rule 14e-l(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the Holders thereof promptly after the expiration, termination or withdrawal of a tender offer). If any tendered Notes are not accepted for purchase for any reason pursuant to the terms and conditions of the Tender Offer, such Notes will be credited to the account from which such Notes were delivered promptly following the Expiration Date or the termination or withdrawal of the Tender Offer.
The Company reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase all or any portion of the Notes tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve it of its obligations under the Tender Offer and will in no way prejudice the rights of tendering Holders to receive payment for their Notes validly tendered, and accepted for payment pursuant to the Tender Offer. Under no circumstances will any interest be payable because of any delay in the transmission of funds to the Holders of purchased Notes or otherwise.
Tendering Holders of Notes purchased in the Tender Offer will not be obligated to pay brokerage commissions, fees or transfer taxes with respect to the purchase of their Notes, except as provided in the Letter of Transmittal. The Company will pay all other charges and expenses in connection with the Tender Offer. See “Persons Employed in Connection with the Tender Offer” and “Miscellaneous.”
Procedures for Tendering Notes
For a Holder to tender Notes validly pursuant to the Tender Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, prior to the Expiration Date, either (a) certificates for tendered Notes must be received by the Depositary at such address or (b) such Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including an Agent’s Message if the tendering Holder has not delivered a Letter of Transmittal). The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant.
If the Notes are held of record in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unpurchased Notes are to be issued to a person other than the Holder of record, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the holder of record (the “Record Holder”) appears on the certificates, with the signature on the certificates or bond powers guaranteed as described below.
Need for Guarantee of Signature. Signatures on a Letter of Transmittal must be guaranteed by a recognized participant (a “Medallion Signature Guarantor”) in the Securities Transfer Agents Medallion Program, unless the Notes tendered thereby are tendered (a) by the Record Holder of such Notes and that Holder has not completed either of the boxes entitled “A. Special Issuance/Delivery Instructions” or “B. Special Payment Instructions” on the Letter of Transmittal, or (b) for the account of a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or is a commercial bank or trust company having an office in the United States (each, an “Eligible Institution”).
Book-Entry Delivery of the Notes; Tender through ATOP. Within two business days after the date of this Offer to Purchase, the Depositary will establish an account with respect to the Notes at DTC for purposes of the Tender Offer. Any financial institution that is a participant in DTC may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Depositary’s account in accordance with DTC’s procedure for such transfer. Although delivery of the Notes may be effected through book-entry at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of a book-entry transfer) an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must be transmitted to and received by the Depositary on or prior to the Expiration Date, in order to be eligible to receive the Tender Offer Consideration, at its address set forth on the back cover of this Offer to Purchase. Delivery of such documents to DTC does not constitute delivery to the Depositary.
Holders who are tendering by book-entry transfer to the Depositary’s account at DTC may execute their tender through DTC’s ATOP system by transmitting their acceptance to DTC in accordance with DTC’s ATOP procedures; DTC will then verify the acceptance, execute a book-entry delivery to the Depositary’s account at DTC and send an Agent’s Message to the Depositary. Delivery of the Agent’s Message by DTC will satisfy the terms of the Tender Offer in lieu of execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message. Accordingly, the Letter of Transmittal need not be completed by a Holder tendering through ATOP.
Backup Withholding. To prevent U.S. federal income backup withholding tax, each tendering Holder of Notes must (i) provide the Depositary with such Holder’s correct taxpayer identification number and certify that such Holder is not subject to U.S. federal income backup withholding tax by completing the Substitute Form W-9 included in the Letter of Transmittal or (ii) otherwise establish a basis for exemption from backup withholding.
General. The tender of Notes pursuant to the Tender Offer by one of the procedures set forth above will constitute an agreement between the tendering Holder and the Company in accordance with the terms and subject to the conditions of the Tender Offer.
The method of delivery of the Letter of Transmittal, certificates for Notes and all other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.
Please note that if Notes are held by a custodian, the custodian may have an earlier deadline for tendering Notes pursuant to the Tender Offer than the Expiration Date.
By tendering Notes through book-entry transfer as described in this Offer to Purchase, and subject to and effective upon acceptance for purchase of, and payment for, the Notes tendered therewith, a tendering Holder acknowledges receipt of this Offer to Purchase and (i) sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to all the Notes tendered thereby, (ii) waives any and all other rights with respect to the Notes (including, without limitation, the tendering Holder’s waiver of any existing or past defaults and their consequences in respect of the Notes and the Indenture), (iii) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as an agent of the Company) with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the tendering Holders, for the Tender Offer Consideration for any tendered Notes that are purchased by the Company).
The Holder, by tendering its Notes, represents and warrants that the Holder has full power and authority to tender, sell, assign and transfer the Notes tendered, and that, when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The Holder will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered. All authority conferred or agreed to be conferred by tendering the Notes through book-entry transfer shall survive the death or incapacity of the tendering Holder, and every obligation of such Holder incurred in connection with its tender of its Notes shall be binding upon such Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.
All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Notes will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any and all tenders of Notes that it determines are not in proper form or for which the acceptance for payment or payment may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any of the conditions of the Tender Offer or any defect or irregularity in the tender of Notes of any particular Holder, whether or not similar conditions, defects or irregularities are waived in the case of the other Holders. The Company’s interpretation of the terms and conditions of the Tender Offer (including the instructions in the Letter of Transmittal) will be final and binding. None of the Company, the Trustee, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or any notices of withdrawal or will incur any liability for failure to give any such notice.

Withdrawal of Tenders and Absence of Appraisal Rights
Notes tendered pursuant to the Tender Offer may be withdrawn at any time before the Expiration Date, but not thereafter. Holders of Notes may contact the Depositary at its address set forth on the back cover of this Offer to Purchase for information regarding withdrawal of Notes from DTC.
For a withdrawal of Notes to be effective, a written facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. The withdrawal notice must (a) specify the name of the Holder who tendered the Notes to be withdrawn and, if different, the name of the Record Holder of such Notes (or, in the case of Notes tendered by book-entry transfer, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes), (b) contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn and, in the case of Notes tendered by delivery of certificates rather than book-entry transfer, the certificate numbers thereof), and (c) be signed by the Holder of such Notes in the same manner as the original signature on any Letter of Transmittal, including any required signature guarantees (or, in the case of Notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message), or be accompanied by (x) documents of transfer sufficient to have the Depositary register the transfer of the Notes into the name of the person withdrawing such Notes and (y) a properly completed irrevocable proxy that authorizes such person to effect such revocation on behalf of such Holder. The signature on the notice of withdrawal must be guaranteed by a Medallion Signature Guarantor unless such Notes have been tendered for the account of an Eligible Institution. If certificates for the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected.
Withdrawals of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer. Properly withdrawn Notes may, however, be retendered following one of the procedures described under “Procedures for Tendering Notes” at any time prior to the Expiration Date.
Withdrawals of Notes can only be accomplished in accordance with the foregoing procedures. All questions as to the validity (including time of receipt) of notices of withdrawal or revocation will be determined by the Company in its sole discretion, and its determination shall be final and binding. None of the Company, the Dealer Managers, the Depositary and Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation, or incur any liability for failure to give any such notification.
The Notes are the Company’s debt obligations and are governed by the Indenture. There are no appraisal or other similar statutory rights available to Holders in connection with the Tender Offer.
Conditions of the Tender Offer
Notwithstanding any other provision of the Tender Offer, the Company will not be required to accept for purchase, or to pay for, Notes tendered pursuant to the Tender Offer and may terminate, extend or amend the Tender Offer and may (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the Holders thereof promptly after the expiration, termination or withdrawal of a tender offer) postpone the acceptance for purchase of, and payment for, Notes so tendered if:
     (i) the Company, on or prior to the Expiration Date, does not enter into financing arrangements, on terms satisfactory to the Company, under which funds shall be available to the Company to provide the funds required to purchase the Notes pursuant to the Tender Offer; or
     (ii) in the Company’s reasonable judgment, any actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which the Company or its affiliates is party or by which any of them are bound) to the purchase of such Notes pursuant to the Tender Offer has arisen; or

     (iii) any change or development, including a prospective change or development, that, in the Company’s reasonable judgment, has or may have a material adverse effect on the Company, the market price of the Notes or the value of the Notes has occurred; or
     (iv) any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would prohibit, prevent, restrict or delay consummation of the Tender Offer; or
     (v) the Trustee under the Indenture shall have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the consummation of the Tender Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Tender Offer or the acceptance of, or payment for, the Notes.
The conditions to the Tender Offer are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances giving rise to such conditions or may be waived by the Company, in whole or in part, in its sole discretion, whether or not any other condition of the Tender Offer also is waived. The Company’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time up until the Expiration Date. The Company has not made a decision as to what circumstances would lead it to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by the Company concerning the events described in this section shall be final and binding upon all Holders.
Although the Company has no present plans or arrangements to do so, the Company reserves the right to amend, at any time, the terms of the Tender Offer. The Company will give Holders notice of such amendments as may be required by applicable law.
Other Purchases of Notes
Whether or not the Tender Offer is consummated, the Company and its affiliates may from time to time acquire Notes otherwise than pursuant to the Tender Offer, through open-market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as the Company may determine (or as may be provided for in the Indenture), which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
To ensure compliance with Internal Revenue Service Circular 230, Holders are hereby notified that any discussion of tax matters set forth in this Offer to Purchase was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each Holder should seek advice based on its particular circumstances from an independent tax advisor.
The following is a general discussion of certain U.S. federal income tax consequences of the Tender Offer to U.S. Holders and Non-U.S. Holders, each as defined herein. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation which may be relevant to particular Holders in light of their individual circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons that hold Notes as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that acquire Notes in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar, partnerships or other pass-through entities (or investors in such entities), persons subject to the alternative minimum tax, and persons who have ceased to be U.S. citizens or to be taxed as resident aliens), nor does it address state, local or foreign tax considerations or U.S. federal tax considerations other than income taxation. This summary assumes that Holders have held their Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).
A partnership for U.S. federal income tax purposes is not subject to income tax on income derived from holding a Note. If an entity treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Notes, you are urged to consult your tax advisor. As a result, this disclosure does not address the tax treatment of partnerships or persons who hold their Notes through a partnership or other pass-through entity.
This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Tender Offer.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes that for U.S. federal income tax purposes is: (i) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the U.S. federal income tax laws; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Notes that is an individual, corporation, estate or trust and is not a U.S. Holder.
Consequences to Tendering U.S. Holders
Sale of a Note. The receipt of cash by a U.S. Holder in exchange for a Note will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion of the “market discount” rules set forth below, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between (i) the Tender Offer Consideration received in exchange for each such Note (less an amount attributable to any accrued but unpaid interest not previously included in income, which will be treated as a payment of interest for U.S. federal income tax purposes), and (ii) the U.S. Holder’s adjusted tax basis in the tendered Note. Generally, a U.S. Holder’s adjusted tax basis for a Note will equal the amount paid for the Note, increased, if the election described below has been made, by any market discount previously included in the U.S. Holder’s income, and decreased (but not below zero) by any amortized premium in respect of the Note which has been previously taken into account. Except to the extent that gain is characterized as ordinary income pursuant to the market discount rules discussed below, such gain or loss generally will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of such sale. Non-corporate taxpayers are generally subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.
Market Discount. A Note has “market discount” if its stated principal amount exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition, unless a statutorily defined de minimis exception applies. Gain recognized by a U.S. Holder with respect to a Note acquired with market discount will generally be subject to tax as ordinary income to the extent of the market discount accrued during the period the Note was held by such U.S. Holder. This rule will not apply to a U.S. Holder who previously had elected to include market discount in income as it accrued for U.S. federal income tax purposes.
Information Reporting and Backup Withholding for U.S. Holders
A U.S. Holder whose Notes are tendered and accepted for payment by the Company will be subject to certain information reporting requirements (unless the Holder is a corporation or other exempt person). In addition, a U.S. Holder may be subject to backup withholding (currently at a rate of 28%) with respect to the receipt of cash in exchange for a Note unless the U.S. Holder provides the Company with a correct Taxpayer Identification Number (“TIN”) and certifies that the U.S. Holder is a U.S. person, the TIN is correct (or that the U.S. Holder is awaiting a TIN) and the U.S. Holder either (a) is exempt from backup withholding, (b) has not been informed by the IRS that backup withholding is required due to underreporting of interest and dividends from payments made to the U.S. Holder or (c) has been informed by the IRS that backup withholding is no longer required. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. Any amount paid as backup withholding would be creditable against the U.S. Holder’s U.S. federal income tax liability, provided that the requisite information is properly and timely provided to the IRS. See the Letter of Transmittal.
Consequences to Non-Tendering U.S. Holders
A U.S. Holder that does not tender its Notes pursuant to the Tender Offer will not be treated as having sold or otherwise disposed of its Notes for U.S. federal income tax purposes, and will not realize any gain or loss for U.S. federal income tax purposes.
Consequences to Tendering Non-U.S. Holders
Sale of the Note. Subject to the discussion relating to interest below, a Non-U.S. Holder that receives cash on the sale of Notes pursuant to the Tender Offer generally will not be subject to U.S. federal income or withholding tax on any gain recognized, unless either (1) the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, in which case such gain will be taxed as discussed below; or (2) such Non-U.S. Holder is an individual that is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder generally will be subject to a 30% U.S. federal income tax on any gain recognized, which may be offset by certain U.S. source losses.
Interest. Amounts received pursuant to the Tender Offer, if any, attributable to accrued but unpaid interest on a Note held by a Non-U.S. Holder generally will not be subject to U.S. federal income tax or a 30% withholding, provided that the Non-U.S. Holder (a) does not actually or constructively own 10 percent or more of the combined voting power of all classes of the Company stock entitled to vote, (b) is not a controlled foreign corporation with respect to which the Company is a related person within the meaning of the Code, (c) does not conduct a trade or business in the United States to which such interest is effectively connected, and (d) has provided a validly completed IRS Form

W-8BEN establishing that it is a Non-U.S. Holder (or satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder).
Unless an applicable income tax treaty provides otherwise, gain, interest or other income on the Notes that is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons generally (and, with respect to a corporate Non-U.S. Holder, a branch profits tax equal to 30% of such Holder’s effectively connected earnings and profits attributable to such gain, interest or other income may apply). Non-U.S. Holders should consult their own tax advisors regarding any applicable income tax treaties, which may provide for exemption from or reduction of income or branch profits taxes or other rules different from those described above.
Information Reporting and Backup Withholding for Non-U.S. Holders
A Non-U.S. Holder whose Notes are tendered and accepted for payment by the Company may be subject to certain information reporting and backup withholding (currently at a rate of 28%) with respect to the receipt of cash in exchange for a Note unless the Non-U.S. Holder certifies its exempt status by providing a properly executed IRS Form W-8BEN (or an appropriate substitute form). Non-U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding. Any amount paid as backup withholding would be creditable against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the requisite information is properly and timely provided to the IRS. See the Letter of Transmittal.
Consequences to Non-Tendering Non-U.S. Holders
A Non-U.S. Holder that does not tender its Notes pursuant to the Tender Offer will not be treated as having sold or otherwise disposed of its Notes for U.S. federal income tax purposes, and will not realize any gain or loss for U.S. federal income tax purposes.
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE TENDER OF NOTES PURSUANT TO THE TENDER OFFER.

INTERESTS OF DIRECTORS AND OFFICERS
To the knowledge of the Company:
•	neither the Company, nor any of our executive officers, directors, subsidiaries or other affiliates, has any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the date of this Offer to Purchase, none of such officers, directors or affiliates have engaged in any transactions in the Notes.
The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and unless otherwise noted in the notes that follow.
Unless otherwise indicated below, the address for each listed director and executive officer is SAVVIS, Inc., 1 SAVVIS Parkway, Town & Country, Missouri 63017.

James E. Ousley, Chairman and Chief Executive Officer (1)	64,656
Gregory W. Freiberg, Senior Vice President, Chief Financial Officer	0
Jeffrey H. Von Deylen, Senior Vice President, Global Operations and Client Services (2)	308,080
Bryan S. Doerr, Chief Technology Officer (3)	119,834
Thomas T. Riley, Senior Vice President, Managing Director — International (4)	70,224
William D. Fathers, Senior Vice President, Global Sales and Marketing (5)	123,957
James D. Mori, Senior Vice President, U.S. Sales (6)	77,404
John D. Clark, Director (7)	15,318,532
Clyde A. Heintzelman, Director (8)	37,605
Thomas E. McInerney, Director (9)	15,844,526
David C. Peterschmidt, Director (10)	20,939
James P. Pellow, Director (11)	38,603
Mercedes A. Walton, Director (12)	20,939
Patrick J. Welsh, Director (13)	15,936,623
All Directors and Executive Officers as a Group (14 persons)	17,410,534

(1)	Includes 28,922 shares of Common Stock subject to options that are exercisable within 60 days.

(2)	Includes 201,869 shares of Common Stock subject to options that are exercisable within 60 days.

(3)	Includes 91,347 shares of Common Stock subject to options that are exercisable within 60 days.

(4)	Includes 62,500 shares of Common Stock subject to options that are exercisable within 60 days.

(5)	Includes 119,648 shares of Common Stock subject to options that are exercisable within 60 days.

(6)	Includes 68,896 shares of Common Stock subject to options that are exercisable within 60 days.

(7)	Includes 15,285,694 shares of Common Stock held by Welsh, Carson, Anderson & Stowe. Also includes 11,938 shares of Common Stock subject to options that are exercisable within 60 days, and 5,613 shares of Common Stock underlying restricted stock awards, with respect to which Mr. Clark has sole voting power but no current investment power.

(8)	Includes 21,938 shares of Common Stock subject to options that are exercisable within 60 day, and 3,213 shares of Common Stock underlying restricted stock awards, with respect to which Mr. Heintzelman has sole voting power but no current investment power.

(9)	Includes 15,285,694 shares of Common Stock held by Welsh, Carson, Anderson & Stowe. Also includes 11,938 shares of Common Stock subject to options that are exercisable within 60 days, and 5,613 shares of Common

Stock underlying restricted stock awards, with respect to which Mr. McInerney has sole voting power but no current investment power.

(10)	Includes 11,938 shares of Common Stock subject to options that are exercisable within 60 days, and 4,413 shares of Common Stock underlying restricted stock awards, with respect to which Mr. Peterschmidt has sole voting power but no current investment power.

(11)	Includes 20,938 shares of Common Stock subject to options that are exercisable within 60 days and 3,213 shares of Common Stock underlying restricted stock awards, with respect to which Mr. Pellow has sole voting power but no current investment power.

(12)	Includes 11,938 shares of Common Stock subject to options that are exercisable within 60 days, and 4,413 shares of Common Stock underlying restricted stock awards, with respect to which Ms. Walton has sole voting power but no current investment power.

(13)	Includes 15,285,694 shares of Common Stock held by Welsh, Carson, Anderson & Stowe. Also includes 11,938 shares of Common Stock subject to options that are exercisable within 60 days, and 5,613 shares of Common Stock underlying restricted stock awards, with respect to which Mr. Welsh has sole voting power but no current investment power.
MARKET PRICE INFORMATION
The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Although certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes, there is no established public market for the Notes. We believe that trading in the Notes has been limited and sporadic. The Notes are convertible into shares of our Common Stock at the conversion rate of 14.2086 shares of Common Stock per $1,000 principal amount of Notes or a conversion price (subject to adjustment) of approximately $70.38 per share. Our Common Stock is traded on the NASDAQ Global Select Market under the symbol SVVS. The closing price of our Common Stock on June 30, 2010 was $14.75 per share.
The following table lists, on a per share basis for the periods indicated, the high and low closing sale prices for the Common Stock as reported by NASDAQ.

Quarter Ended	High	Low
March 31, 2008	$26.96	$15.13
June 30, 2008	20.03	12.87
September 30, 2008	17.85	10.89
December 31, 2008	12.77	5.62
March 31, 2009	8.48	5.09
June 30, 2009	14.26	6.14
September 30, 2009	17.94	9.96
December 31, 2009	18.02	12.52
March 31, 2010	17.98	14.09
June 30, 2010	20.00	14.75
We have not declared or paid any cash dividends on our Common Stock since our inception. We do not intend to pay cash dividends on our Common Stock in the foreseeable future. We anticipate we will retain any earnings for use in our operations and expansion of our business. In addition, we are restricted from paying dividends by the terms of our financing arrangements. Any future financing arrangements, including the new senior secured credit facilities that we expect to enter into, may include limitations on the payment of cash dividends without the consent of the respective lenders.
SUMMARY FINANCIAL INFORMATION
The Company has presented below a summary of its consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, both of which are incorporated herein by reference. The selected consolidated statements of operations data presented below for the years ended December 31, 2009 and December 31, 2008 and the selected consolidated balance sheet data as of December 31,

2009 and December 31, 2008 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the year ended December 31, 2009. The selected consolidated statements of operations data presented below for the three months ended March 31, 2010 and March 31, 2009 and the selected consolidated balance sheet data as of March 31, 2010 are derived from the Company’s unaudited condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. The Company’s interim results are not necessarily indicative of results for the full year, and the Company’s historical results are not necessarily indicative of the results to be expected for future periods.

	Year Ended December 31,		Three Months Ended March 31,
(dollars in thousands, except share data)	2009	2008	2010	2009
Statement of Operations Data
Total revenue	$874,414	$857,041	$216,587	$221,523
Total operating expenses	834,347	830,508	211,824	205,925
Income from operations	40,067	26,533	4,763	15,598
Income (loss) before income taxes	(18,117)	(18,970)	(10,994)	1,172
Net income (loss)	(20,846)	(21,966)	(11,349)	617
Basic income (loss) per common share(1)	(0.39)	(0.41)	(0.21)	0.01
Diluted income (loss) per common share(1)	(0.39)	(0.41)	(0.21)	0.01

(1)	For the years ended December 31, 2009 and 2008, the effects of including the incremental shares associated with options, warrants, unvested restricted stock, and Series A Convertible Preferred Stock are anti-dilutive and are not included in the diluted weighted-average common shares outstanding.

	December 31,		March 31,
(dollars in thousands)	2009	2008	2010
Balance Sheet Data
Current assets	$227,786	$196,670	$225,437
Total assets	1,024,758	949,695	1,030,706
Current liabilities	138,503	126,262	147,092
Total liabilities	814,941	749,518	822,261
Ratio of Earnings to Fixed Charges. The Company’s earnings were insufficient to cover fixed charges by $18.1 million and $19.0 million for the fiscal years ended December 31, 2009 and December 31, 2008, respectively, and by $11.0 million for the three months ended March 31, 2010.
Book Value Per Share. The Company’s book value per share as of its most recent balance sheet dated March 31, 2010 was $3.80, calculated using the book value as of March 31, 2010 divided by the number of outstanding shares of the Company’s Common Stock as of March 31, 2010.
PERSONS EMPLOYED IN CONNECTION WITH THE TENDER OFFER
Dealer Managers
Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, and SunTrust Robinson Humphrey, Inc. have been engaged to act as the dealer managers in connection with the Tender Offer. In such capacity, the Dealer Managers will contact Holders regarding the Tender Offer and will request brokers, dealers, commercial banks, trust companies and other nominees to forward the Tender Offer Documents and related materials to beneficial owners of Notes. The Dealer Managers will receive reasonable and customary compensation for their services. We also have agreed to reimburse the Dealer Managers for reasonable out-of-pocket expenses incurred in connection with the Tender Offer, including reasonable fees and expenses of counsel, and to indemnify them against certain liabilities in connection with the Tender Offer, including certain liabilities under the federal securities laws.
At any given time, each Dealer Manager may trade the Notes of the Company for its own account or for the accounts of customers, and accordingly, may hold a long or short position in the Notes. The Dealer Managers have provided in the past other investment banking and financial advisory services to the Company for which they were paid customary fees. In the future, they may also provide investment banking and financial advisory services to the Company and/or its affiliates for which they expect to be paid customary fees, including any new credit facilities entered into in connection with the purchase of Notes tendered in the Tender Offer.

Any Holder or beneficial owner that has questions concerning the terms of the Tender Offer may contact any Dealer Manager at its address and telephone numbers set forth on the back cover page of this Offer to Purchase.
Information Agent and Depositary
The Company has appointed Global Bondholder Services Corporation as the Information Agent with respect to the Tender Offer. The Company will pay the Information Agent customary fees for its services and reimburse the Information Agent for its reasonable out-of-pocket expenses in connection therewith.
The Company has also agreed to indemnify the Information Agent for certain liabilities. Requests for additional copies of documentation may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase.
Global Bondholder Services Corporation has also been appointed the Depositary for the Tender Offer. All deliveries and correspondence sent to the Depositary should be directed to one of the addresses set forth on the back cover of this Offer to Purchase. The Company will pay the Depositary customary fees for its services and reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify the Depositary for certain liabilities.
Other
In connection with the Tender Offer, directors and officers of the Company and its affiliates may solicit tenders by use of the mails, personally or by telephone, fax, electronic communication or other similar methods. Members of the Board and officers of the Company will not be specifically compensated for these services. The Company will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Notes and in handling or forwarding tenders of Notes by their customers.
MISCELLANEOUS
The Tender Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) Holders of Notes in any jurisdiction in which the making or acceptance of the Tender Offer would not be in compliance with the laws of such jurisdiction. However, the Company, in its sole discretion, may take such action as it may deem necessary to make or extend the Tender Offer in any such jurisdiction.
No person has been authorized to give any information or make any representation on our behalf that is not contained in this Offer to Purchase or other offer documents and, if given or made, such information or representation should not be relied upon.
NONE OF THE COMPANY, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE TRUSTEE MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER ALL OR A PORTION OF THEIR NOTES PURSUANT TO THE TENDER OFFER. EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER OR NOT TO TENDER NOTES AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES AS TO WHICH ACTION IS TO BE TAKEN.
SAVVIS, INC.

In order to tender, a Holder should send or deliver a properly completed and signed Letter of Transmittal, certificates for Notes and any other required documents to the Depositary at the address set forth below or tender pursuant to DTC’s Automated Tender Offer Program.
The Information Agent for the Tender Offer is:
Global Bondholder Services Corporation
65 Broadway — Suite 404
New York, New York 10006
Attn: Corporate Actions
Banks and Brokers call: (212) 430-3774
Toll free (866) 937-2200
The Depositary for the Tender Offer is:
Global Bondholder Services Corporation
By facsimile:
(For Eligible Institutions only):
(212) 430-3775
Confirmation:
(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:
65 Broadway — Suite 404	65 Broadway — Suite 404	65 Broadway — Suite 404
New York, NY 10006	New York, NY 10006	New York, NY 10006
Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the other offer documents may be directed to the Information Agent at its telephone number above. A Holder may also contact any Dealer Manager at its telephone number set forth below or such Holder’s custodian for assistance concerning the Tender Offer.
The Dealer Managers for the Tender Offer are:

BofA Merrill Lynch One Bryant Park New York, NY 10036 Attn: Debt Advisory Services Collect: (980) 388-9217 U.S. Toll free: (888) 292-0070	Morgan Stanley 1585 Broadway New York, New York 10036 Collect: (212) 761-8663 Toll-Free: (800) 624-1808 Attention: Liability Management Group	Credit Suisse Attn: Liability Management Group Eleven Madison Avenue New York, New York 10010 (212) 325-5912 Toll Free: (800) 820-1653	SunTrust Robinson Humphrey 3333 Peachtree Road, 11th Floor Atlanta, GA 30326 Collect: 404-926-5051 Attn: Liability Management Group